Avatar Holdings Inc.
201 Alhambra Circle
Coral Gables, Florida 33134
January 5, 2009
BY EDGAR correspondence
Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F Fifth Street, N.E.
Washington, D.C. 20549

Re:	Avatar Holdings Inc. Response to Staff Comments on: Form 10-K for the fiscal year ended December 31, 2007 Filed March 17, 2008 File No. 1-7395
Dear Mr. Cash:
     On behalf of Avatar Holdings Inc. (“Avatar”), this letter responds to your letter dated December 17, 2008, relating to comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced filing of Avatar. The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter.
Form 10-Q for the quarterly period ended September 30, 2008
Land and Other Inventories, page 6
1.	We note that although you have recognized a net loss in the nine months ended September 30, 2008 and you anticipate incurring operating losses into 2009, you have not recognized an impairment charge related to your homebuilding operations during the nine months ended September 30, 2008. Please revise future filings to include a more specific and comprehensive discussion regarding how you have considered your current and expected losses in determining whether an impairment charge was required. In this regard, we note your disclosure that you did further evaluate the carrying value of your long-lived assets due to the continued deterioration of market conditions in Florida and Arizona. We also note your disclosure on page eight of your Form 10-K for the fiscal year ended December 31, 2007 that a substantial portion of your inventory has been owned for many years and therefore you believe is less likely to be adversely affected by declines in the residential real estate market. These disclosures should be expanded to

Mr. John Cash
January 5, 2009

provide more quantitative information regarding the material assumptions underlying your impairment assessment and to provide a sensitivity analysis of such assumptions. Such disclosure would appear to provide investors with a better understanding of the impact the downturn in the homebuilding industry has had on the fair value of your long-term assets and how a further downturn in the industry could further impact these assets.
Response:
In response to the Staff’s comment, we considered our current and expected losses in determining whether impairment charges are required by reviewing actual gross margins on homes closed in recent months, projected gross margins on homes in backlog, projected gross margins on speculative homes, average selling prices, sales activities and local market conditions. Our housing community’s activities include the development of active adult and primary residential communities and the operation of amenities. The operating results of our amenities are included in the operating results of the active adult and primary residential homebuilding operations. The operating losses generated from active adult and primary residential communities during the nine and three months ended September 30, 2008 includes operating expenses relating to the operation of our amenity operations in our communities as well as divisional overhead not associated with specific communities.
When performing our impairment assessment we use the following material quantitative assumptions: (i) sales absorption rates; (ii) estimated sales prices and sales incentives; and (iii) estimated cost of home construction, estimated land and land development costs, interest costs, indirect construction and overhead costs, and selling and marketing costs. Our current assumptions are based on current activity and recent trends at our active adult and primary residential communities. There are a significant number of assumptions with respect to each analysis. Many of these assumptions extend over a significant number of years. Therefore, we believe providing a hypothetical sensitivity analysis under such circumstances is not likely to provide helpful analyses or meaningful conclusions due to the substantial number of variables.
The following is a draft of our future disclosure (please note, however, that our actual disclosures in future filings may differ substantially from the following as they will depend on the facts and circumstances present at that time):
Land and Other Inventories are stated at cost unless the asset is determined to be impaired, in which case the asset would be written down to its fair value (as further discussed below). Land and Other Inventories include expenditures for land acquisition, construction, land development and direct and allocated costs. Land and Other Inventories owned and constructed by us also include interest cost capitalized until development and construction is substantially completed. Land and development costs,

Mr. John Cash
January 5, 2009

construction and direct and allocated costs are assigned to components of Land and Other Inventories based on specific identification or other allocation methods based upon United States generally accepted accounting principles.
In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), we carry Land and Other Inventories at the lower of the carrying amount or fair value. Each reporting period, we review our Land and Other Inventories for indicators of impairment. For assets held and used, if indicators are present, we perform an impairment test in which the asset is reviewed for impairment by comparing the estimated future undiscounted cash flows to be generated by the asset to its carrying value. If such cash flows are less than the asset’s carrying value, the carrying value is written down to its estimated fair value.
For assets held for sale (such as completed speculative inventory), if indicators are present, we perform an impairment test in which the asset is reviewed for impairment by comparing the fair value less cost to sell the asset to its carrying value. If such fair value less cost to sell is less than the asset’s carrying value, the carrying value is written down to its estimated fair value less cost to sell.
Fair value is determined by discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the asset and related estimated cash flow streams. Assumptions and estimates used in the determination of the estimated future cash flows are based on our expectations of future operations and economic conditions and certain factors described below, with respect to each category of assets that may be known to us at the time such estimates are made. Changes to these assumptions could significantly affect our estimates of future cash flows which could affect the potential for future impairments. Due to the uncertainties of the estimation process, actual results could differ significantly from such estimates.
Land and Other Inventories that are subject to a review for indicators of impairment include our: (i) housing communities (primary residential, including scattered lots, and active adult) and (ii) land held for future development or sale.
Housing communities: Our housing community’s activities include the development of active adult and primary residential communities and the operation of amenities. The operating results of our amenities are included in the operating results of the active adult and primary residential homebuilding operations. The operating losses generated from active adult and primary residential communities during the nine and three months ended September 30, 2008 includes operating expenses relating to the operation of our amenity operations in our communities as well as divisional overhead not associated with specific communities. We have taken steps to decrease

Mr. John Cash
January 5, 2009

operating expenses including the consolidation of field operations and a reduction of staff.
Our active adult and primary residential communities are generally large master-planned communities in central Florida and in southeast Arizona. Many of these communities are long term projects on land we have owned for many years. In reviewing each of our communities, we determine if potential impairment indicators exist by reviewing actual gross margins on homes closed in recent months, projected gross margins on homes in backlog, projected gross margins on speculative homes, average selling prices, sales activities and local market conditions. If indicators are present, the asset is reviewed for impairment as described above. In determining estimated future cash flows for purposes of the impairment test, the estimated future cash flows are significantly impacted by specific community factors such as: (i) sales absorption rates; (ii) estimated sales prices and sales incentives; and (iii) estimated cost of home construction, estimated land and land development costs, interest costs, indirect construction and overhead costs, and selling and marketing costs. In addition, our estimated future cash flows are also impacted by general economic and local market conditions, competition from other homebuilders in the areas in which we build and sell homes, product desirability in our local markets and the buyers’ ability to obtain mortgage financing. Build-out of our active adult and primary residential communities on average is in excess of five years. Our current assumptions are based on current activity and recent trends at our active adult and primary residential communities. There are a significant number of assumptions with respect to each analysis. Many of these assumptions extend over a significant number of years. The substantial number of variables to these assumptions could significantly affect the potential for future impairments.
During the first quarter of 2007, we recognized impairment losses of approximately $2,000,000 primarily related to speculative housing inventory of a community which is complete. This impairment loss is included under the caption Real Estate Expenses in the consolidated statements of operations for the nine months ended September 30, 2007 and is included in the Primary Residential reportable segment in accordance with SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information”. Due to the continued deterioration of market conditions in Florida and Arizona during the nine months ended September 30, 2008, we further evaluated the carrying value of our long-lived assets. Based on this evaluation, no impairment losses on our homebuilding communities have been recognized for the nine and three months ended September 30, 2008. However, declines in gross margins below those realized from our current sales prices and estimations could result in future impairment losses in one or more of our housing communities.
Land held for future development or sale: Our land held for future development or sale represents land holdings for the potential development of future active adult and/or primary residential communities. We anticipate these future communities will be large master-planned communities similar to our current active adult and/or

Mr. John Cash
January 5, 2009

primary residential communities. For land held for future development or sale, indicators of potential impairment include changes in use, changes in local market conditions, declines in the selling prices of similar assets and increases in costs. If indicators are present, the asset is reviewed for impairment as described above. In determining estimated future cash flows for purposes of the impairment test, the estimated future cash flows are significantly impacted by specific community factors such as: (i) sales absorption rates; (ii) estimated sales prices and sales incentives; and (iii) estimated cost of home construction, estimated land and land development costs, interest costs, indirect construction and overhead costs, and selling and marketing costs. In addition, our estimated future cash flows are also impacted by general economic and local market conditions, competition from other homebuilders in the areas where we own land for future development, product desirability in our local markets and the buyers’ ability to obtain mortgage financing. Factors that we consider in determining the appropriateness of moving forward with land development or whether to write-off the related amounts capitalized include: our current inventory levels, local market economic conditions, availability of adequate resources and the estimated future net cash flows to be generated from the project. Build-out of our land held for future development on average is in excess of five years. There are a significant number of assumptions with respect to each analysis. Many of these assumptions extend over a significant number of years. The substantial number of variables to these assumptions could significantly affect the potential for future impairments. As of September 30, 2008, no impairments existed for land held for residential and/or commercial/industrial future development or sale. However, declines in market values below those realized from our current sales prices and estimations could result in future impairment losses on one or more of our commercial/industrial parcels.
Liquidity and Capital Resources, page 26
2.	We note your various disclosure including those on page seven of your Form 10-K for the fiscal year ended December 31, 2007 regarding the fact that your business is capital intensive and that you anticipate incurring indebtedness to fund your activities. We further note your disclosures related to amendments to your credit facility. Given the importance of available funding to your business, please revise future filings to further explain the underlying reasons for the amendments to your credit facility. In addition, with a view towards future disclosure, please provide us with a comprehensive discussion of the terms of significant covenants within your loan agreements and tell us if you were in compliance with such covenants during the periods presented. Please revise future filings to present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios and other amounts permitted. Such

Mr. John Cash
January 5, 2009

presentation will allow an investor to easily understand your current status in meeting your financial covenants.
Response:

In response to the Staff’s comment, we will expand disclosures in future filings to further explain the underlying reasons for the amendments to our credit facility. We will also expand disclosures in future filings to present, for our most significant covenants, our actual ratios and other actual amounts versus the minimum/maximum ratios and other amounts permitted.

The following is a draft of our future disclosure (please note, however, that our actual disclosures in future filings may differ substantially from the following as they will depend on the facts and circumstances present at that time):

On March 27, 2008, we entered into an Amended and Restated Credit Agreement, by and among our wholly-owned subsidiary, Avatar Properties Inc., as borrower, Wachovia Bank, National Association (as a lender and as administrative agent on behalf of the lenders), and certain financial institutions as lenders (the “Amended Unsecured Credit Facility”). This agreement amends and restates the Credit Agreement, dated as of September 20, 2005, as amended. This amendment was made in anticipation of not meeting certain covenants and/or conditions in the Credit Agreement.

The principal changes effected by the Amended Unsecured Credit Facility included:
•	a reduction in the amount of the facility from $125,000,000 to $100,000,000 (the facility is expandable up to $150,000,000, subject to certain conditions and lender approval);

•	an approval for us to obtain financing for the Poinciana Parkway of up to $140,000,000, subject to certain conditions;

•	modifications to certain covenants including: (i) reducing the minimum adjusted EBITDA/Debt Service ratio (as defined) from 2.75 to 2.0, and providing for an alternative requirement of maintaining a maximum leverage ratio and minimum liquidity level if the minimum adjusted EBITDA/Debt Service ratio cannot be maintained; (ii) reducing the Leverage Ratio (as defined) from 2.0 to 1.75, and allowing us to net unrestricted cash in excess of $35,000,000 against outstanding debt in determining total liabilities; and (iii) amending our covenant regarding speculative homes and models whereby if we maintain a Leverage Ratio (as defined) below 1.0, we have no financial covenant as to the number of speculative homes and models we can maintain; however, if our Leverage Ratio exceeds 1.0, the number of speculative homes and models cannot exceed 35% of unit closings for the trailing twelve month period; and

Mr. John Cash
January 5, 2009

•	an increased pricing of the facility as follows: (i) the LIBOR Margin is increased from a range of 1.75% to 2.25% to a range of 2.0% to 2.75%, and depending on our EBITDA/Debt Service ratio, our rate on outstanding borrowings could be increased up to an additional 50 basis points; (ii) our fee for outstanding letters of credit increased from 1% to 50 basis points below our LIBOR Margin; and (iii) our unused fee changed from 25 basis points to a range of 25 basis points to 50 basis points, depending on our usage.
Under the terms of the Amended Unsecured Credit Facility, we are required, among other things, to maintain a Minimum Tangible Net Worth (as defined) and certain financial covenant ratios. The Minimum Tangible Net Worth is increased by 25% of positive net income for the most recently ended fiscal quarter and 75% of the aggregate proceeds from any equity offerings during the most recently ended fiscal quarter. There is no decrease when we have net losses. As of September 30, 2008, our Minimum Tangible Net Worth requirement was $259,927,000.

Financial covenant ratios required under the Amended Unsecured Credit Facility consists of maintaining at the end of each fiscal quarter a Leverage Ratio (as defined) of not more than 1.75 to 1, 1.50 to 1, 1.25 to 1, or 1.00 to 1; an Adjusted EBITDA/Debt Service Ratio (as defined) that is equal to or greater than 2.00 to 1; and a Notes Coverage Ratio (as defined) that is greater than or equal to 2.00 to 1.

If we do not meet the minimum required Adjusted EBITDA/Debt Service Ratio, we can alternatively comply by maintaining a reduced maximum Leverage Ratio and a minimum ACFFO (Adjusted Cash Flow from Operations, as defined) Ratio or Liquidity (as defined) requirement. The AFFCO Ratio requirement is greater than or equal to 1.50 to 1. If we do not meet the minimum required Adjusted EBITDA/Debt Service Ratio and ACFFO Ratio requirement, we can alternatively comply with a minimum Liquidity requirement of $50,000,000 (of which $25,000,000 is cash) when the EBITDA/Debt Service Ratio is greater than or equal to 1.00 to 1 and the Leverage Ratio is less than or equal to 1.25 to 1 or we can alternatively comply with a minimum Liquidity requirement of $75,000,000 (of which $35,000,000 is cash) when the EBITDA/Debt Service Ratio is less than 1.00 to 1 and the Leverage Ratio is less than or equal to 1.00 to 1.

The Amended Unsecured Credit Facility also contains limitations on investments relating to real estate related joint ventures; and restrictions on raw land, land under development and developed lots. Investments relating to real estate related joint ventures cannot exceed 25% of Tangible Net Worth (as defined). The net book value of raw land, land under development and developed lots cannot exceed 150% of Tangible Net Worth.

Mr. John Cash
January 5, 2009

As of September 30, 2008, we were in compliance with the covenants of the Amended Unsecured Credit Facility.

The following summarizes certain financial covenant thresholds and our results pursuant to the Amended Unsecured Credit Facility as of September 30, 2008 (dollars in thousands):

	Covenant
Financial Covenant	Requirement	Actual
Minimum Tangible Net Worth	$259,927	$499,905
Leverage Ratio (a)	Less than or equal to 1.00	0.09
EBITDA/Debt Service Ratio	(b)	(b)
AFFCO Ratio	(b)	(b)
Liquidity/Cash Requirements	$75,000/$35,000	$239,766/$156,992
Notes Coverage Ratio	Greater than or equal to 2.00	2.60
Investments in real estate related joint ventures (as a percent of Tangible Net Worth)	Less than or equal to 25%	1.52%
Book value of raw land, land under development and developed lots (as a percent of Tangible Net Worth)	Less than or equal to 150%	64%

(a)	The Leverage Ratio requirement varies based on our Adjusted EBITDA/Debt Service Ratio. If our Adjusted EBITDA/Debt Service Ratio is greater than or equal to 2.00 to 1, the Leverage Ratio requirement is less than or equal to 1.75 to 1. If our Adjusted EBITDA/Debt Service Ratio is greater than or equal to 1.50 to 1, the Leverage Ratio requirement is less than or equal to 1.50 to 1. If our Adjusted EBITDA/Debt Service Ratio is greater than or equal to 1.00 to 1, the Leverage Ratio requirement is less than or equal to 1.25 to 1. If our Adjusted EBITDA/Debt Service Ratio is less than 1.00 to 1, the Leverage Ratio requirement is less than or equal to 1.00 to 1.

(b)	Our Adjusted EBITDA/Debt Service Ratio of negative 0.92 was less than 1.00 to 1 as of September 30, 2008. Our AFFCO Ratio of 0.25 was less than 1.50 to 1 as of September 30, 2008. We are required to maintain Liquidity of $75,000 of which $35,000 is cash and cash equivalents.

Mr. John Cash
January 5, 2009

Avatar hereby acknowledges that:
•	Avatar is responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Avatar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or would like additional information, please contact the undersigned at (305) 442-7000.

Very truly yours,

AVATAR HOLDINGS INC.

By: /s/ Randy L. Kotler

Randy L. Kotler Executive Vice President, Chief Financial Officer and Treasurer